KMB: Kumba Resources Limited - Kumba Receives S...

Kumba Resources Limited - Kumba Receives Summons Relating To Senegal Project
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba or the company)

KUMBA RECEIVES SUMMONS RELATING TO SENEGAL PROJECT

Diversified metals and mining company Kumba Resources Limited (Kumba) today announced that a summons has been served on the company by Lithos Corporation (Pty) Limited. The summons is for a claim of US$196 million. The claim is based on an alleged breach of contract, by Kumba, in relation to an iron ore deposit at Faleme in Senegal.

Kumba believes that the claim is without foundation and that Kumba will have no liability with regard to this matter and has received legal advice confirming this view. Kumba will take all steps necessary to defend the action.

Editors Note:

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

For enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: (012) 307 3292
Mobile: 083 609 1444

31 October 2006

Sponsor: J.P.Morgan Equities Limited

Date: 31/10/2006 08:00:06 AM Produced by the JSE SENS Department

31/10/2006 Source: JSE NEWS SERVICE

KMB: Kumba Resources Limited - Dealings By Dire...

Kumba Resources Limited - Dealings By Directors
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba or the company)
DEALINGS BY DIRECTORS OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)
In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements, notice is hereby given that the following directors of Kumba have exercised and traded shares, after having received clearance to do so in terms of the JSE Listings Requirements 3.66:

Name of director	: CF MEINTJES
Date of transaction	: 20-10-2006
Number of shares	: 4,000
Price per share	: R 148.35
Total value (pre tax proceeds)	: R 593,400.00
Option strike price	: R 39.30
Option strike date	: 16-03-2004
Number of shares	: 6,000
Price per share	: R 148.00
Total value (pre tax proceeds)	: R 888,000.00
Option strike price	: R 39.30
Option strike date	: 16-03-2004
Periods of exercise and/or vesting	: 7 years
Class of securities	: Ordinary
Nature of transaction	: Options exercised and purchased
Nature of interest	: Beneficial
Name of director	: MJ KILBRIDE
Date of transaction	: 20-10-2006
Number of shares	: 15,430
Price per share	: R 150.00
Total value (pre tax proceeds)	: R 2,314,500.00
Option strike price	: R 39.30
Option strike date	: 16-03-2004
Date of transaction	: 23-10-2006
Number of shares	: 5,100
Price per share	: R 150:00
Total value (pre tax proceeds)	: R 765,000.00
Option strike price	: R 39.30
Option strike date	: 16-03-2004
Periods of exercise and/or vesting	: 7 years
Class of securities	: Ordinary
Nature of transaction	: Options exercised and sold
Nature of interest	: Beneficial
Name of director	: DJ VAN STADEN
Date of transaction	: 20-10-2006
Number of shares	: 9,270
Price per share	: R 149.00
Total value (pre tax proceeds)	: R 1,381,230.00
Option strike price	: R 16.54
Option strike date	: 25-07-2001
Periods of exercise and/or vesting	: 9 years
Class of securities	: Ordinary
Nature of transaction	: Options exercised and sold
Nature of interest	: Beneficial

24 October 2006
MS VILJOEN
COMPANY SECRETARY
Sponsor: J.P.Morgan Equities Limited
Date: 24/10/2006 04:30:10 PM Produced by the JSE SENS Department

24/10/2006 Source: JSE NEWS SERVICE

KMB: Kumba Resources Limited - Dealings by dire...

Kumba Resources Limited - Dealings by directors
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

DEALINGS BY DIRECTORS OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements, notice is hereby given that the following directors of Kumba have exercised and traded shares, after having received clearance to do so in terms of the JSE Listings Requirements 3.66:

Name of director	: CF MEINTJES
Date of transaction	: 18-10-2006
Number of shares	: 3,810
Price per share	: R 142.75
Total value (pre tax proceeds)	: R 543,877.50
Option strike price	: R 32.80
Option strike date	: 01-11-2002
Number of shares	: 5,000
Price per share	: R 142.70
Total value (pre tax proceeds)	: R 713,500.00
Option strike price	: R 32.80
Option strike date	: 01-11-2002
Periods of exercise and/or vesting	: 7 years
Class of securities	: Ordinary
Nature of transaction	: Options exercised and shares sold
Nature of interest	: Direct Beneficial
Date of transaction	: 19-10-2006
Number of shares	: 10,000
Price per share	: R 146.00
Total value (pre tax proceeds)	: R 1,460,000.00
Option strike price	: R 39.30
Option strike date	: 16-03-2004
Periods of exercise and/or vesting	: 7 years
Class of securities	: Ordinary
Nature of transaction	: Options exercised and shares sold
Nature of interest	: Direct Beneficial
Name of director	: DJ VAN STADEN
Date of transaction	: 19-10-2006
Number of shares	: 9,950
Price per share	: R 146.00
Total value (pre tax proceeds)	: R 1,452,700.00
Option strike price	: R 39.30
Option strike date	: 16/03/2004
Periods of exercise and/or vesting	: 7 years
Class of securities	: Ordinary
Nature of transaction	: Options exercised and shares sold
Nature of interest	: Direct Beneficial
Name of director	: WF VAN HEERDEN (a director of Sishen Iron Ore Company (Pty) Ltd- a major subsidiary of Kumba)
Date of transaction	: 17-10-2006
Number of shares	: 55,720
Price per share	: R 136.30
Total value (pre tax proceeds)	: R 7,594,636.00
Option strike price	: R 25.85
Option strike date	: 03-12-2001
Number of shares	: 90
Price per share	: R 136.30
Total value (pre tax proceeds)	: R 12,267.00
Option strike price	: R 35.00
Option strike date	: 01-11-2002
Number of shares	: 3,120
Price per share	: R 136.30
Total value (pre tax proceeds)	: R 425,256.00
Option strike price	: R 39.30
Option strike date	: 16-03-2004
Periods of exercise and/or vesting	: 7 years
Class of securities	: Ordinary
Nature of transaction	: Options exercised and shares sold
Nature of interest	: Direct Beneficial

20 October 2006
MS VILJOEN
COMPANY SECRETARY
Sponsor: J.P. Morgan Equities Limited
Date: 20/10/2006 04:23:05 PM Produced by the JSE SENS Department

20/10/2006 Source: JSE NEWS SERVICE

KMB: Kumba - Iron Ore exports resume at Saldanha

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

IRON ORE EXPORTS RESUME AT SALDANHA

Diversified metals and mining company Kumba Resources Limited (Kumba) today announced that its iron ore exports through the port of Saldanha have resumed on 15 October 2006, ahead of schedule following a Transnet initiative to re-commission one of its two ship loaders at the port.

Kumba announced on 28 September 2006 that exports of iron ore from the port, operated by SA Port Operations, a division of Transnet, had been disrupted following the failure of ship loader No.2 on 26 September 2006.

The initiative to re-commission ship loader No.1, which sustained damage to its feed conveyor during the failure, was completed ahead of schedule and Kumbas iron ore exports are now back on track. Kumba and its customers are currently re-scheduling the shipping in order to minimise the impact on this years shipping volumes.

Kumba regrets the impact this development had on some of its customers.

Editors Note:

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, coal, mineral sands, base metals and industrial minerals. www.kumbaresources.com

Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444

19 October 2006

Sponsor: J.P.Morgan Equities Limited

Date: 19/10/2006 12:51:02 PM Produced by the JSE SENS Department

19/10/2006 Source: JSE NEWS SERVICE

KMB: Kumba Resources Limited - Dealings by dire...

Kumba Resources Limited - Dealings by directors of Kumba
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

RECEIVED
2006 NOV 13 P 1:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DEALINGS BY DIRECTORS OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements, notice is hereby given that the following directors of Kumba have exercised and traded shares, after having received clearance to do so in terms of the JSE Listings Requirements 3.66. Following the SENS announcement dated 12 October 2006, relative to Kumbas transaction teams release from the share trade restraint, the directors below sold shares rewarded to them in terms of the Scheme:

Name of director: CF MEINTJES
Date of transaction: 11-10-2006

Number of shares:	2,598
Price per share:	R 125.00
Total value (pre tax proceeds):	R 324,750.00
Option strike price:	R 25.85
Option strike date:	03-12-2001
Number of shares:	8,800
Price per share:	R 125.00
Total value (pre tax proceeds):	R 1,100,000.00
Option strike price:	R 32.80
Option strike date:	01-11-2002
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Direct Beneficial

Name of director: EJ MYBURGH
(a director of Sishen Iron Ore Company (Pty) Ltd - a major subsidiary of Kumba)
Date of transaction: 11-10-2006

Number of shares:	50,000
Price per share:	R 128.71
Total value (pre tax proceeds):	R 6,435,500.00
Option strike price:	R 25.85
Option strike date:	03-12-2001
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Direct Beneficial
Number of shares:	27,020
Price per share:	R 128.71
Total value (pre tax proceeds):	R 3,477,744.20
Option strike price:	R 9.55
Option strike date:	04-11-1998
Periods of exercise and/or vesting:	9 years
Class of securities:	Ordinary
Nature of transaction:	Deferred Purchase Share Scheme - shares sold
Nature of interest:	Direct Beneficial

Date of transaction: 12-10-2006

Number of shares:	16,251
Price per share:	R 131.00
Total value (pre tax proceeds):	R 2,128,881.00
Number of shares:	8,749
Price per share:	R 131.50
Total value (pre tax proceeds):	R 1,150,493.50
Option strike price:	R 25.85
Option strike date:	03-12-2001
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Direct Beneficial

13 October 2006
MS VILJOEN
COMPANY SECRETARY
Sponsor
J.P.Morgan Equities Limited
Date: 13/10/2006 04:23:03 PM Produced by the JSE SENS Department

13/10/2006 Source: JSE NEWS SERVICE

KMB: Kumba Transaction Team released from share...

Kumba Transaction Team released from share trade restraint
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba or the company)

KUMBA TRANSACTION TEAM RELEASED FROM SHARE TRADE RESTRAINT

Following the publication and mailing of the empowerment transaction documentation by Kumba on Monday, 9 October 2006, the companys project team members were released from a restraint prohibiting them from trading in Kumba shares or share options. The team was tasked to develop and implement an empowerment transaction for Kumba, which resulted in a broad framework agreement among all the parties to the transaction being first announced by way of a cautionary announcement on SENS on 13 October 2005. This was subsequently followed by the terms announcement, which was published on SENS on 4 October 2006.

The development of the transaction started in March 2004 and as a result of the confidentiality and price sensitivity thereof, members of the team have been restrained from trading in Kumba shares or options since that date.

With the publication of the detailed terms of the transaction and the signing of all the legal agreements, on SENS on 4 October 2006, the cautionary was withdrawn, allowing members of the team working on the transaction to trade in Kumba shares and share options. The team members, including Kumba executive directors Dr Con Fauconnier, Charles Meintjes, Dirk van Staden and Mike Kilbride, have exercised their rights in respect of the sale of a portion of their Kumba shares and options.

As Dr Fauconnier, with the concurrence of the Board, will retire during 2007, he is making use of this opportunity to restructure and re-balance his portfolio of shares. He will continue to hold shares in Kumba through Exxaro and Kumba Iron Ore after the unbundling of the company.

Mr Meintjes has expressed a desire to leave the employ of Kumba and resign his position on the Board on completion of the transaction to pursue his own interests.

Both Mr Van Staden and Mr Kilbride will continue their employment with Exxaro as executive directors for at least two years, with the concurrence of the Exxaro Board.

It is against this background that Kumba makes the following announcement:

DEALINGS BY DIRECTORS OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

In terms of the JSE Listings Requirements, notice is hereby given that the following directors of Kumba has exercised and traded shares in respect of vested and unvested options, after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. Regarding unvested options, in terms of an agreement entered between Kumba Resources Limited, Kumba Iron Ore Limited, Kumba Resources Management Share Trust and Kumba Iron Ore Management Share Trust, participants are allowed, as part of the unbundling of Kumba Iron Ore and the separate listing thereof, to exercise their options under the Kumba Management Share Scheme. The proceeds of such exercise of options will however, in terms of this agreement be dealt with as follows:

1. The directors may apply a portion of the proceeds to settle their tax obligations.
2. The residual cash proceeds in the Kumba Management Share Trust will be divided between the latter and the Kumba Iron Ore Management Share Trust with reference to the weighted average prices of the companys and Kumba Iron Ore Limiteds shares for a period of 22 JSE trading days after the listing of Kumba Iron Ore Limited.
3. The residual cash proceeds related to the company that employs the participant will be released on the dates that the original options would have vested.
4. The residual cash proceeds related to the company that does not employ the participant will be released on the date on which the original options would have vested or 24 months from the unbundling, whichever is the earlier.

The following ordinary shares of the company have been traded on the JSE:

Name of director:	CJ FAUCONNIER
Date of Transaction	10-10-2006
Number of shares:	20,000
Option strike price:	R 25.85
Option strike date:	03-12-2001
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and purchased
Nature of interest:	Beneficial
Date of transaction:	09-10-2006
Number of shares:	50,840
Price per share:	R 125.10
Total value (pre tax proceeds):	R 6,360,084.00
Option strike price:	R 25.85
Option strike date:	03-12-2001
Number of shares:	5,000
Price per share:	R 125.50
Total value (pre tax proceeds):	R 627,500.00
Option strike price:	R 25.85

Option strike date: 03-12-2001
Periods of exercise and/or vesting: 7 years
Class of securities: Ordinary
Nature of transaction: Options exercised and sold
Nature of interest: Beneficial
Date of transaction: 10-10-2006
Number of shares: 5,950
Price per share: R 125.90
Total value (pre tax proceeds): R 749,105.00
Option strike price: R 25.85
Option strike date: 03-12-2001
Number of shares: 150,000
Price per share: R 125.99
Total value (pre tax proceeds): R 18,898,500.00
Option strike price: R 25.85
Option strike date: 03-12-2001
Number of shares: 41,680
Price per share: R 126.00
Total value (pre tax proceeds): R 5,251,680.00
Option strike price: R 25.85
Option strike date: 03-12-2001
Number of shares: 34,050
Price per share: R 126.50
Total value (pre tax proceeds): R 4,307,325.00
Option strike price: R 25.85
Option strike date: 03-12-2001
Number of shares: 65,440
Price per share: R 126.00
Total value (pre tax proceeds): R 8,245,440.00
Option strike price: R 32.80
Option strike date: 01-11-2002
Number of shares: 92,880
Price per share: R 126.00
Total value (pre tax proceeds): R 11,702,880.00
Option strike price: R 39.30
Option strike date: 16-03-2004
Periods of exercise and/or vesting: 7 years
Class of securities: Ordinary
Nature of transaction: Options exercised and sold
Nature of interest: Beneficial
Name of director: MJ KILBRIDE
Date of transaction: 09-10-2006
Number of shares: 25,000
Price per share: R 125.20
Total value (pre tax proceeds): R 3,130,000.00
Option strike price: R 16.54
Option strike date: 25-07-2001
Number of shares: 10,840
Price per share: R 125.25
Total value (pre tax proceeds): R 1,357,710.00
Option strike price: R 16.54
Option strike date: 25-07-2001
Periods of exercise and/or vesting: 9 years
Class of securities: Ordinary
Nature of transaction: Options exercised and sold
Nature of interest: Beneficial
Number of shares: 151,320
Price per share: R 125.25
Total value (pre tax proceeds): R 18,952,830.00
Option strike price: R 25.85
Option strike date: 03-12-2001
Number of shares: 40,710
Price per share: R 125.25
Total value (pre tax proceeds): R 5,098.927.50
Option strike price: R 32.80
Option strike date: 01-11-2002
Number of shares: 30,220
Price per share: R 125.25
Total value (pre tax proceeds): R 3,785,055.00
Option strike price: R 39.30
Option strike date: 16-03-2004
Periods of exercise and/or vesting: 7 years
Class of securities: Ordinary
Nature of transaction: Options exercised and sold
Nature of interest: Beneficial
Name of director: DJ VAN STADEN
Date of transaction: 10-10-2006
Number of shares: 14,209
Price per share: R 126.00
Total value (pre tax proceeds): R 1,790,334.00
Option strike price: R 16.54
Option strike date: 25-07-2001
Number of shares: 5,000
Price per share: R 126.15
Total value (pre tax proceeds): R 630,750.00
Option strike price: R 16.54

Option strike date:	25-07-2001
Number of shares:	8,601
Price per share:	R 126.50
Total value (pre tax proceeds):	R 1,088,026.50
Option strike price:	R 16.54
Option strike date:	25-07-2001
Periods of exercise and/or vesting:	9 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and sold
Nature of interest:	Beneficial
Number of shares:	50,480
Price per share:	R 125.00
Total value (pre tax proceeds):	R 6,310,000.00
Option strike price:	R 25.85
Option strike date:	03-12-2001
Number of shares:	2,664
Price per share:	R 125.10
Total value (pre tax proceeds):	R 333,266.40
Option strike price:	R 25.85
Option strike date:	03-12-2001
Number of shares:	1,000
Price per share:	R 125.11
Total value (pre tax proceeds):	R 125,110.00
Option strike price:	R 25.85
Option strike date:	03-12-2001
Number of shares:	14,706
Price per share:	R 125.20
Total value (pre tax proceeds):	R 1,841,191.20
Option strike price:	R 25.85
Option strike date:	03-12-2001
Number of shares:	19,900
Price per share:	R 125.60
Total value (pre tax proceeds):	R 2,499,440.00
Option strike price:	R 25.85
Option strike date:	03-12-2001
Number of shares:	10,100
Price per share:	R 125.90
Total value (pre tax proceeds):	R 1,271,590.00
Option strike price:	R 25.85
Option strike date:	03-12-2001
Number of shares:	360
Price per share:	R 126.10
Total value (pre tax proceeds):	R 45,396.00
Option strike price:	R 25.85
Option strike date:	03-12-2001
Number of shares:	42,140
Price per share:	R 126.00
Total value (pre tax proceeds):	R 5,309,640.00
Option strike price:	R 25.85
Option strike date:	03-12-2001
Number of shares:	24,584
Price per share:	R 125.00
Total value (pre tax proceeds):	R 3,073,000.00
Option strike price:	R 32.80
Option strike date:	01-11-2002
Number of shares:	1,000
Price per share:	R 125.05
Total value (pre tax proceeds):	R 125,050.00
Option strike price:	R 32.80
Option strike date:	01-11-2002
Number of shares:	1,136
Price per share:	R 125.10
Total value (pre tax proceeds):	R 142,113.60
Option strike price:	R 32.80
Option strike date:	01-11-2002
Number of shares:	14,910
Price per share:	R 125.00
Total value (pre tax proceeds):	R 1,863,750.00
Option strike price:	R 39.30
Option strike date:	16-03-2004
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and sold
Nature of interest:	Beneficial
Name of director:	CF MEINTJES
Date of transaction:	10-10-2006
Number of shares:	20,490
Price per share:	R 125.00
Total value (pre tax proceeds):	R 2,561,250.00
Option strike price:	R 16.30
Option strike date:	04-01-2000
Number of shares:	24,890
Price per share:	R 125.00
Total value (pre tax proceeds):	R 3,111,250.00
Option strike price:	R 16.54
Option strike date:	25-07-2001

```
Periods of exercise and/or vesting:     9 years
Class of securities:                    Ordinary
Nature of transaction:                  Options exercised and sold
```

12/10/2006 Source: JSE NEWS SERVICE

```
Nature of interest:                     Beneficial
Number of shares:                       128,338
Price per share:                        R 125.00
Total value (pre tax proceeds):         R 16,042,250.00
Option strike price:                    R 25.85
Option strike date:                     03-12-2001
Number of shares:                       4,704
Price per share:                        R 125.01
Total value (pre tax proceeds):         R 588,047.04
Option strike price:                    R 25.85
Option strike date:                     03-12-2001
Number of shares:                       17,610
Price per share:                        R 125.00
Total value (pre tax proceeds):         R 2,201,250.00
Option strike price:                    R 32.80
Option strike date:                     01-11-2002
Number of shares:                       14,410
Price per share:                        R 125.00
Total value (pre tax proceeds):         R 1,801,250.00
Option strike price:                    R 39.30
Option strike date:                     16-03-2004
Periods of exercise and/or vesting:     7 years
Class of securities:                    Ordinary
Nature of transaction:                  Options exercised and sold
Nature of interest:                     Beneficial
Name of company secretary:              MS VILJOEN
Date of transaction:                    09-10-2006
Number of shares:                       16,490
Price per share:                        R 125.25
Total value (pre tax proceeds):         R 2,065,372.50
Option strike price:                    R 25.85
Option strike date:                     03-12-2001
Number of shares:                       13,922
Price per share:                        R 125.30
Total value (pre tax proceeds):         R 1,744,426.60
Option strike price:                    R 25.85
Option strike date:                     03-12-2001
Number of shares:                       2,648
Price per share:                        R 125.32
Total value (pre tax proceeds):         R 331,847.36
Option strike price:                    R 25.85
Option strike date:                     03-12-2001
Number of shares:                       600
Price per share:                        R 125.33
Total value (pre tax proceeds):         R 75,198.00
Option strike price:                    R 25.85
Option strike date:                     03-12-2001
Number of shares:                       3,360
Price per share:                        R 125.30
Total value (pre tax proceeds):         R 421,008.00
Option strike price:                    R 32.80
Option strike date:                     01-11-2002
Number of shares:                       4,580
Price per share:                        R 125.50
Total value (pre tax proceeds):         R 574,790.00
Option strike price:                    R 32.80
Option strike date:                     01-11-2002
Number of shares:                       10,383
Price per share:                        R 125.15
Total value (pre tax proceeds):         R 1,299,432.45
Option strike price:                    R 39.30
Option strike date:                     16-03-2004
Number of shares:                       2,587
Price per share:                        R 125.50
Total value (pre tax proceeds):         R 324,668.50
Option strike price:                    R 39.30
Option strike date:                     16-03-2004
Periods of exercise and/or vesting:     7 years
Class of securities:                    Ordinary
Nature of transaction:                  Options exercised and sold
Nature of interest:                     Beneficial
```

12 October 2006
MS VILJOEN
COMPANY SECRETARY
Sponsor: J.P.Morgan Equities Limited
Date: 12/10/2006 10:51:11 AM Produced by the JSE SENS Department

12/10/2006 Source: JSE NEWS SERVICE

KMB: Kumba - Re-Commissioning Of Ship Loader At...

Kumba - Re-Commissioning Of Ship Loader At Saldanha On Schedule
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN: ZAE000034310
(Kumba or the company)

RE-COMMISSIONING OF SHIP LOADER AT SALDANHA ON SCHEDULE

Diversified metals and mining company Kumba Resources Limited (Kumba) today reported that its iron ore exports through the port of Saldanha are expected to resume about 19 October 2006 in line with a Transnet initiative to re-commission one of its two ship loaders at the port.

Kumba announced on 28 September 2006 that exports of iron ore from the port, operated by SA Port Operations, a division of Transnet, had been disrupted following the failure of ship loader No.2 on 26 September 2006.

The initiative to restore ship loading operations is progressing well and a dedicated team is making good progress to re-commission ship loader No.1 which sustained damage to its feed conveyor during the failure.

The project to re-instate ship loader No.2 will not negatively affect loading capacity as normal ship loading involves the operation of one ship loader at a time. However, having one ship loader out of operation will impact on the flexibility of the ship loader maintenance and general operating schedules.

The breakdown will delay Kumbas short term iron ore export schedule but trains from the Sishen mine to Saldanha Bay remain fully operational and the ports iron ore stockpile capacity will allow continued feed to Saldanha Bay.

Kumba regrets the impact this development may have on some of its customers and is taking steps to minimise potential disruptions. Customers will be kept abreast of developments on an ongoing basis.

Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292 Mobile: +27 (0) 83 609 1444

10 October 2006
Sponsor: JP Morgan Equities Limited
Date: 10/10/2006 02:35:07 PM Produced by the JSE SENS Department

10/10/2006 Source: JSE NEWS SERVICE